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January 7, 2008	Via Facsimile & EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Immediatek, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2006
Filed on March 8, 2007
Form 10-KSB/A for Fiscal Year Ended December 31, 2006
Filed on November 13, 2007
File No. 000-26073
Ladies and Gentlemen:
Immediatek, Inc., a Nevada corporation (the “Company”), hereby files via EDGAR with the United States Securities and Exchange Commission (the “Commission”) a complete copy of the Company’s Form 10-KSB/A (Amendment No. 2) for the fiscal year ended December 31, 2006 (the “Further Amended Form 10-KSB”).
The Further Amended Form 10-KSB incorporates changes responsive to the comments set forth in the Commission’s letter to the Company, dated December 11, 2007. For your convenience, we have repeated each comment prior to the response. All references to page numbers in the discussion below are to the pages in the Further Amended Form 10-KSB.
Form 10-KSB/A for Fiscal Year Ended December 31, 2006; Filed on November 13, 2007
Item 8A. Controls and Procedures, page 27
1.	We note your response to our prior comment 1 where you indicate that even in light of the Company’s ineffective controls over financial reporting; management believes that you timely report all material events. Your further state that the fact that a restatement had to be made on your financial statements, did not, in management’s view, diminish the Company procedures for recording, processing, summarizing and reporting, within the time periods specified in the Commission’s rules and forms, material information required to be disclosed in reports that you file under the Exchange Act of 1934. In addition, the Company explained the reasons for the restatement to the June 30, 2006 financial statements and why you believed such restatement did not lead you to conclude that your disclosure controls and procedures were ineffective. While this information was provided in your response letter dated November 13, 2007, the revised disclosures in your Form 10-K/A do not adequately address how the Company’s officers concluded that your disclosure controls and procedures were effective even though material weaknesses existed in your internal controls over financial reporting, which appear to be subsumed in your disclosure controls and procedures. Please revise your disclosures to include a discussion of the basis for management’s conclusions.

United States Securities and Exchange Commission
January 7, 2008

Per your request, we have revised and supplemented the disclosure commencing on page 1 of the Further Amended Form 10-KSB to disclose in reasonable detail the basis for the officers’ conclusions that our disclosure controls and procedures were effective despite the conclusion that our internal controls over financial reporting were determined to be ineffective at that time.
If any members of the Commission have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, he or she should contact Corey Prestidge at (214) 696-6614.
Very truly yours,
/s/ DARIN DIVINIA
Darin Divinia
Chief Executive Officer
CGP:cgp
Enclosures

cc/encl:	Megan Akst
United States Securities and Exchange Commission

Corey Prestidge